# V. M. MANNING & CO., INC.
## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## FOR THE YEAR ENDED DECEMBER 31, 2015

| | Common Stock | | Paid-in Capital | | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Amount | Amount |
| Balance at January1, 2015 | 7,500 | $7,500 | - | - | $176,478 | $ 183,978 |
| Net Income | - | - | - | - | ($15,214) | ($15,214) |
| Capital Transactions | - | - | - | - | - | - |
| Prior Period Adjustments | - | - | - | - | $ 20 | $ 20 |
| Balance at December 31, 2015 | 7,500 | $7,500 | - | - | $ 161,284 | $ 168,784 |